                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)*


                              Stake Technology Ltd.
                              ---------------------
                                (Name of Issuer)


                           Common Stock, no par value
                         ------------------------------
                         (Title of Class of Securities)

                                   852559 10 3
                                 --------------
                                 (CUSIP Number)

                                February 14, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))



                                Page 1 of 5 Pages


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                                       13G

CUSIP NO. 852559 10 3                                          Page 2 of 5 Pages
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON: CHRISTOPHER J. ANDERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (A) [ ]
     (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     MINNESOTA
--------------------------------------------------------------------------------
           NUMBER OF            5    SOLE VOTING POWER

            SHARES                   1,429356
                                ------------------------------------------------
         BENEFICIALLY           6    SHARED VOTING POWER

          OWNED BY                   0
                                ------------------------------------------------
            EACH                7    SOLE DISPOSITIVE POWER

      REPORTING PERSON               1,429356
                                ------------------------------------------------
           WITH:                8    SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,429356
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

     [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.1%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

                                                               Page 3 of 5 Pages


ITEM 1.

          (a)  NAME OF ISSUER: STAKE TECHNOLOGY LTD.

          (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 2838 HIGHWAY 7, NORVAL, ONTARIO CANADA L0P 1K0

ITEM 2.

          (a)  NAME OF PERSON FILING: CHRISTOPHER J. ANDERSON

          (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: C/O NORTHERN FOOD & DAIRY, INC., 4601 COUNTY ROAD 13 NE, ALEXANDRIA, MN 56308

          (c)  CITIZENSHIP: MINNESOTA

          (d)  TITLE OF CLASS OF SECURITIES: COMMON STOCK, NO PAR VALUE

          (e)  CUSIP NUMBER: 852559 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ] Broker or Dealer registered under Section 15 of the Act.

          (b) [ ] Bank as defined in Section 3(a)(6) of the Act.

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940.

          (e) [ ] Investment Adviser in accordance with Section
                  240.13d-1(b)(1)(ii)(E).

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

          (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7).

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.


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                                                               Page 4 of 5 Pages


          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

          (j) [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

ITEM 4.   OWNERSHIP:

          (a) Amount beneficially owned: AS OF FEBRUARY 14, 2001, MR. ANDERSON HOLDS 1,428,356 SHARES OF THE ISSUER'S COMMON STOCK AND HOLDS OPTIONS EXERCISABLE WITHIN 60 DAYS OF FEBRUARY 14, 2001 FOR THE PURCHASE OF 1,000 SHARES OF COMMON STOCK OF THE ISSUER.

          (b) Percent of Class: 5.1% BASED ON 28,184,847 SHARES OF COMMON STOCK OUTSTANDING AS OF NOVEMBER 8, 2000, ASSUMING EXERCISE OF ALL 1,000 OPTIONS HELD BY MR. ANDERSON EXERCISABLE WITHIN 60 DAYS
               OF FEBRUARY 14, 2001.

          (c) The Reporting Person has the power to vote or dispose of the shares as follows:

               (i) Sole power to vote or direct the vote: 1,533,356 (INCLUDING OPTIONS TO PURCHASE 1,000 SHARES)

               (ii)  Shared power to vote or direct the vote: 0

               (iii) Sole power to dispose or direct the disposition: 1,533,356
                     (INCLUDING OPTIONS TO PURCHASE 1,000 SHARES)

               (iv)  Shared power to dispose or direct the disposition: 0

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          NOT APPLICABLE

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY REPORTED ON BY THE PARENT HOLDING COMPANY:

          NOT APPLICABLE

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          NOT APPLICABLE



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                                                               Page 5 of 5 Pages


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          NOT APPLICABLE

ITEM 10.  CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 5, 2001                    /s/ Christopher J. Anderson
                                       -----------------------------------------
                                       Christopher J. Anderson